

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 5, 2014

ARCHER-DANIELS-MIDLAND COMPANY

(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway Decatur, Illinois	**62526**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(217) 424-5200**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   **Results of Operations and Financial Condition.**

On August 5, 2014, Archer-Daniels-Midland Company (ADM) issued a press release announcing second quarter results. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

ADM is making reference to non-GAAP financial measures in both the press release and the conference call. A reconciliation of these non-GAAP financial measures to the comparable GAAP financial measures is contained in the attached press release.

Item 9.01   **Financial Statements and Exhibits.**

(d) Exhibits   The following exhibits are furnished or filed, as applicable, herewith:

99.1   Press release dated August 5, 2014 announcing second quarter results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: August 5, 2014   By   /s/ D. Cameron Findlay
                                                 D. Cameron Findlay
                                                 Senior Vice President, General Counsel, and Secretary

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated August 5, 2014

Exhibit 99.1



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, Ill. 62526

ADM Reports Adjusted Second Quarter 2014 Earnings of $0.77 per Share
Adjusted EPS up 67 percent from year-ago period
Net earnings of $533 million or $0.81 per share

DECATUR, Ill., Aug. 5, 2014 – Archer Daniels Midland Company (NYSE: ADM) today reported financial results for the quarter ended June 30, 2014.

The company reported adjusted earnings per share[1] of $0.77, up from $0.46 in the same period last year. Adjusted segment operating profit[1] was $819 million, up 32 percent from $621 million in the year-ago period.

Net earnings for the quarter were $533 million, or $0.81 per share, and segment operating profit[1] was $888 million.

"In the second quarter, the ADM team continued to execute very well and delivered strong results. We capitalized on robust ethanol demand, a recovery of U.S. grain export volumes and continuing strong demand for oilseeds products," said ADM Chairman and CEO Patricia Woertz.

"The team also continues to drive improved returns, with this quarter's ROIC showing a 200-basis-point improvement over last year.

"Today, the crops in North America and Europe are developing nicely, so we are preparing for what could be very large harvests."

Second Quarter 2014 Highlights[1]

- Adjusted EPS of $0.77 excludes approximately $73 million in pretax LIFO income, or $0.07 per share, and $31 million in pretax costs related to restructuring, or about $0.03 per share.
- Oilseeds Processing increased $18 million, as continued good North American crushing results were partially offset by weaker origination results in South America and lower results from Wilmar.
- Corn Processing increased $69 million on strong ethanol demand and steady sweetener volumes.
- Agricultural Services increased $122 million, driven by strong U.S. exports and significantly improved results from international merchandising.
- Trailing four-quarter-average adjusted ROIC increased 200 basis points year over year.
- The net debt position[2] of the company declined to $3.6 billion, compared to $5.5 billion in the same period last year, which also resulted in a lower net interest expense.
- ADM repurchased 7.2 million shares during the quarter, bringing year-to-date buybacks to 11.5 million shares for about $500 million.

---

[1] These are non-GAAP financial measures; see pages 4 and 9 for explanations and reconciliations.
[2] Total debt less cash and cash equivalents and short-term marketable securities.

Oilseeds Earnings Steady with Strong N.A. Crush Offset by Weaker S.A. Origination and Wilmar

Oilseeds operating profit of $328 million represented an increase of $18 million from the same period one year earlier. These numbers exclude a negligible charge for cocoa hedge timing effects, versus a gain of $11 million, or $0.01 per share, in the year-ago period.

Crushing and origination operating profit declined $22 million to $163 million. North and South American soybean crushing operations and North American canola crushing operations all saw good volumes and margins. Those were offset by lower results from South American origination amid slower farmer selling.

Refining, packaging, biodiesel and other generated a profit of $119 million for the quarter, up $26 million with good volumes and margins for refined and packaged oils in South America and record results for lecithin and protein specialties.

Cocoa and other earned $20 million in the quarter, up $37 million from the year-ago period, reflecting the improved margin environment in the cocoa business.

Oilseeds results in Asia for the quarter were down $23 million from the same period last year, principally reflecting lower results from Wilmar International Limited.

Corn Processing Results Improved Significantly on Strong Performances Across the Segment

Corn processing operating profit of $277 million represented an increase of $69 million from the same period one year earlier. These numbers exclude positive timing effects of $70 million, or $0.07 per share, versus $15 million, or $0.01 per share, in the year-ago period.

Sweeteners and starches results increased $25 million to $136 million on steady volumes, with lower average selling prices offset by lower net corn costs.

Bioproducts results increased $44 million to $141 million driven by strong demand and good margins in ethanol.

Agricultural Services Results Improve on Strong U.S. Grain Exports and International Merchandising

Agricultural Services operating profit was $203 million, up $122 million from the year-ago period.

Merchandising and handling earnings increased $101 million to $115 million, amid strong U.S. export volumes, partial recovery of a loss reserve, and continued improvement in international merchandising results.

Transportation results increased $24 million to $27 million with southbound barge freight utilization driven by strong U.S. exports, and with good northbound utilization.

Milling and other results were essentially flat as lower milling results were offset by strong performance by the edible bean business.

Other Items of Note

This quarter's effective tax rate was 28 percent, versus 29 percent in the same period last year.

As additional information to help clarify underlying business performance, the tables on page 9 include both adjusted EPS as well as adjusted EPS excluding significant timing effects.

Conference Call Information

ADM will host a conference call and audio webcast on Aug. 5, 2014, at 8 a.m. Central Time to discuss financial results and provide a company update. A financial summary slide presentation will be available to download approximately 60 minutes prior to the call.

To listen to the call via the Internet or to download the slide presentation, go to www.adm.com/webcast. To listen by telephone, dial (888) 522-5398 in the U.S. or (706) 902-2121 if calling from outside the U.S. The access code is 69056477.

Replay of the call will be available from Aug. 6, 2014, to Aug. 12, 2014. To listen to the replay by telephone, dial (855) 859-2056 in the U.S. or (404) 537-3406 if calling from outside the U.S. The access code is 69056477. The replay will also be available online for an extended period of time at www.adm.com/webcast.

About ADM

For more than a century, the people of Archer Daniels Midland Company (NYSE: ADM) have transformed crops into products that serve vital needs. Today, 31,000 ADM employees around the globe convert oilseeds, corn, wheat and cocoa into products for food, animal feed, industrial and energy uses. With more than 270 processing plants, 470 crop procurement facilities, and the world's premier crop transportation network, ADM helps connect the harvest to the home in more than 140 countries. For more information about ADM and its products, visit www.adm.com.

Archer Daniels Midland Company

Media Relations
David Weintraub
217-424-5413

Investor Relations
Case McGee
217-451-8286


Financial Tables Follow


Segment Operating Profit and Corporate Results
A non-GAAP financial measure
(unaudited)

(In millions)	Quarter ended June 30			Six months ended June 30		
	2014	2013	Change	2014	2013	Change
Oilseeds Processing Operating Profit						
Crushing and origination	$ 163	$ 185	$ (22)	$ 324	$ 341	$ (17)
Refining, packaging, biodiesel, and other	119	93	26	232	201	31
Cocoa and other (excluding timing effects)	20	(17)	37	50	(44)	94
Cocoa hedge timing effects*	(1)	11	(12)	(25)	16	(41)
Asia	26	49	(23)	80	120	(40)
Total Oilseeds Processing	$ 327	$ 321	$ 6	$ 661	$ 634	$ 27
Corn Processing Operating Profit						
Sweeteners and starches (excluding timing effects)	$ 136	$ 111	$ 25	$ 243	$ 231	$ 12
Bioproducts (excluding timing effects)	141	97	44	295	174	121
Corn hedge timing effects*	70	15	55	5	(29)	34
Total Corn Processing	$ 347	$ 223	$ 124	$ 543	$ 376	$ 167
Agricultural Services Operating Profit						
Merchandising and handling	$ 115	$ 14	$ 101	$ 184	$ 100	$ 84
Milling and other	61	64	(3)	112	123	(11)
Transportation	27	3	24	60	9	51
Total Agricultural Services	$ 203	$ 81	$ 122	$ 356	$ 232	$ 124
Other Operating Profit						
Financial	$ 11	$ 22	$ (11)	$ 19	$ 35	$ (16)
Total Other	$ 11	$ 22	$ (11)	$ 19	$ 35	$ (16)
Segment Operating Profit	$ 888	$ 647	$ 241	$ 1,579	$ 1,277	$ 302
*Memo: Adjusted Segment Operating Profit	$ 819	$ 621	$ 198	$ 1,599	$ 1,290	$ 309
Corporate Results						
LIFO credit (charge)	$ 73	$ (39)	$ 112	$ (86)	$ (73)	$ (13)
Interest expense - net	(78)	(104)	26	(171)	(209)	38
Unallocated corporate costs	(109)	(71)	(38)	(189)	(153)	(36)
Other charges	(31)	(80)	49	(31)	(105)	74
Minority interest and other	(8)	(36)	28	(1)	(45)	44
Total Corporate	$ (153)	$ (330)	$ 177	$ (478)	$ (585)	$ 107
Earnings Before Income Taxes	$ 735	$ 317	$ 418	$ 1,101	$ 692	$ 409

Segment operating profit is ADM's consolidated income from operations before income tax excluding corporate items. Adjusted segment operating profit is segment operating profit adjusted, where applicable, for specified items and timing effects (see items denoted*). Timing effects relate to hedge ineffectiveness and mark-to-market hedge timing effects. Management believes that segment operating profit and adjusted segment operating profit are useful measures of ADM's performance because they provide investors information about ADM's business unit performance excluding corporate overhead costs as well as specified items and timing effects. Segment operating profit and adjusted segment operating profit are non-GAAP financial measures and are not intended to replace earnings before income tax, the most directly comparable GAAP financial measure. Segment operating profit and adjusted segment operating profit are not measures of consolidated operating results under U.S. GAAP and should not be considered alternatives to income before income taxes or any other measure of consolidated operating results under U.S. GAAP.

Consolidated Statements of Earnings
(unaudited)

		Quarter ended June 30			Six months ended June 30		
		2014		2013		2014		2013
		(in millions, except per share amounts)					
Revenues	$	21,494	$	22,541	$	42,190	$	44,268
Cost of products sold		20,322		21,734		40,343		42,705
Gross profit		1,172		807		1,847		1,563
Selling, general, and administrative expenses		426		452		819		888
Asset impairment, exit, and restructuring costs		31		—		31		—
Equity in (earnings) losses of unconsolidated affiliates		(78)		(62)		(210)		(199)
Interest income		(24)		(29)		(46)		(56)
Interest expense		79		107		172		213
Other (income) expense - net		3		22		(20)		25
Earnings before income taxes		735		317		1,101		692
Income taxes		(203)		(91)		(301)		(196)
Net earnings including noncontrolling interests		532		226		800		496
Less: Net earnings (losses) attributable to noncontrolling interests		(1)		3		—		4
Net earnings attributable to ADM	$	533	$	223	$	800	$	492
Diluted earnings per common share	$	0.81	$	0.34	$	1.21	$	0.74
Average number of shares outstanding		659		663		661		663
Other (income) expense - net consists of:							
Gain on sales of assets/business (a)	$	(13)		(16)		(34)		(21)
Net loss (gain) on marketable securities transactions		—		(5)		—		(5)
Loss on Australian foreign exchange hedges		—		51		—		51
Other - net		16		(8)		14		—
	$	3	$	22	$	(20)	$	25

(a) Current period gain includes individually insignificant disposals in Oilseeds (Q2 $0, YTD $15 million), Ag Services (Q2 $13 million, YTD $20 million), Corporate (Q2 and YTD $1 million) and a loss in Corn (Q2 $1 million, YTD $2 million). Prior period gain includes individually insignificant disposals in Oilseeds (Q2 $6 million, YTD $8 million), Corn (Q2 and YTD $3 million), Ag Services (Q2 $3 million, YTD $6 million), Other (Q2 and YTD $6 million) and a loss in Corporate (Q2 and YTD $2 million).

Summary of Financial Condition
(Unaudited)

		June 30, 2014		June 30, 2013
		(in millions)		
NET INVESTMENT IN				
Cash and cash equivalents	$	1,630	$	1,848
Short-term marketable securities		366		181
Operating working capital (a)		11,024		12,042
Property, plant, and equipment		10,110		10,091
Investments in and advances to affiliates		3,419		3,145
Long-term marketable securities		539		720
Other non-current assets		1,204		1,246
	$	28,292	$	29,273
FINANCED BY				
Short-term debt	$	233	$	1,016
Long-term debt, including current maturities		5,389		6,508
Deferred liabilities		2,451		2,736
Shareholders' equity		20,219		19,013
	$	28,292	$	29,273

(a) Current assets (excluding cash and cash equivalents and short-term marketable securities) less current liabilities (excluding short-term debt and current maturities of long-term debt).

Summary of Cash Flows
(unaudited)

		Six months ended June 30		
		2014		2013
		(in millions)		
Operating Activities				
Net earnings	$	800	$	496
Depreciation and amortization		432		454
Other - net		(180)		(243)
Changes in operating assets and liabilities		(69)		1,641
Total Operating Activities		983		2,348
Investing Activities				
Purchases of property, plant and equipment		(398)		(442)
Net assets of businesses acquired		—		(16)
Marketable securities - net		50		324
Other investing activities		91		192
Total Investing Activities		(257)		58
Financing Activities				
Long-term debt borrowings		1		20
Long-term debt payments		(1,162)		(260)
Net borrowings (payments) under lines of credit		(129)		(1,787)
Purchases of treasury stock		(493)		(11)
Cash dividends		(315)		(250)
Acquisition of noncontrolling interest		(157)		—
Other		38		16
Total Financing Activities		(2,217)		(2,272)
Increase (decrease) in cash and cash equivalents		(1,491)		134
Cash and cash equivalents - beginning of period		3,121		1,714
Cash and cash equivalents - end of period	$	1,630	$	1,848

Segment Operating Analysis
(unaudited)

	Quarter ended June 30		Six months ended June 30	
	2014	2013	2014	2013
	(in '000s metric tons)			
Processed volumes				
Oilseeds	7,785	7,382	16,474	15,737
Corn	6,336	6,226	12,085	11,520
Milling and Cocoa	1,788	1,755	3,561	3,486
Total processed volumes	15,909	15,363	32,120	30,743

	Quarter ended June 30		Six months ended June 30	
	2014	2013	2014	2013
	(in millions)			
Revenues				
Oilseeds Processing	$ 8,841	$ 9,336	$ 16,644	$ 17,479
Corn Processing	3,071	3,638	5,901	6,691
Agricultural Services	9,513	9,530	19,487	20,030
Other	69	37	158	68
Total revenues	$ 21,494	$ 22,541	$ 42,190	$ 44,268

Adjusted Earnings Per Share
A non-GAAP financial measure
(unaudited)

	Quarter ended June 30		Six months ended June 30	
	2014	2013	2014	2013
Reported EPS (fully diluted)	$ 0.81	$ 0.34	$ 1.21	$ 0.74
Adjustments:				
LIFO (credit) charge (a)	(0.07)	0.04	0.08	0.07
Restructuring/relocation charges (b)	0.03	—	0.03	—
FCPA charges (c)	—	0.03	—	0.06
GrainCorp-related charges (d)	—	0.05	—	0.05
Effective tax rate adjustments (e)	—	—	—	(0.01)
Sub-total adjustments	(0.04)	0.12	0.11	0.17
Adjusted earnings per share (non-GAAP)	$ 0.77	$ 0.46	$ 1.32	$ 0.91
Memo: Timing effects (gain) loss				
Corn (f)	(0.07)	(0.01)	(0.01)	0.03
Cocoa (g)	—	(0.01)	0.03	(0.02)
Sub-total timing effects	(0.07)	(0.02)	0.02	0.01
Adjusted EPS excluding timing effects (non-GAAP)	$ 0.70	$ 0.44	$ 1.34	$ 0.92

(a) The company's pretax changes in its LIFO reserves during the period, tax effected using the company's U.S. effective income tax rate.
(b) Relocation of the global headquarters to Chicago, Ill., costs related to integration of Toepfer following the acquisition of the noncontrolling interest, and other restructuring charges totaling $31 million, pretax, tax effected using the applicable tax rates.
(c) Charges, net of estimated tax, related to settlements with government agencies pertaining to potential violations of anti-corruption practices.
(d) The loss on Australian dollar foreign exchange hedges tax effected using the Company's U.S. effective income tax rate.
(e) Impact to EPS due to the change in annual effective tax rate.
(f) Corn timing effects in the current quarter are comprised of corn hedge ineffectiveness losses of $0.01 per share and ethanol mark-to-market gains of $0.08 per share. The prior period timing item is a gain of $0.01 per share for corn hedge ineffectiveness.
(g) The company's pretax cocoa timing effects, tax effected using the company's effective tax rate.

Adjusted EPS and adjusted EPS excluding timing effects reflect ADM's fully diluted EPS after removal of the effect on Reported EPS of certain specified items and timing effects as more fully described above. Management believes that these are useful measures of ADM's performance because they provide investors additional information about ADM's operations allowing better evaluation of ongoing business performance. These non-GAAP financial measures are not intended to replace or be an alternative to Reported EPS, the most directly comparable GAAP financial measure, or any other measures of operating results under GAAP. Earnings amounts in the tables above have been divided by the company's diluted shares outstanding for each respective quarter in order to arrive at an adjusted EPS amount for each specified item and timing effect.